Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of September 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Corporate Business Systems
Administration Division

Date: September 9, 2002

(Translation)

To whom it may concern:

September 9, 2002

Name of Listed Company:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director
	(Code number: 6971)
Person for inquiry:	Hideki Ishida, Managing Director (TEL: 075-604-3500)

Re: <u>Notice of Purchase of Stock of the Company</u>

This is to advise you that the Company purchased stock of the Company on the open market pursuant to Article 210 of the Commercial Code of Japan as follows. With this purchase, the Company completed the purchase of all shares as authorized at the 48th General Meeting of Shareholders of the Company on June 26, 2002.

1. Period of the purchase	:	From August 26, 2002 to September 9, 2002
2. Total number of shares purchased by the Company	:	1,039,100 shares
3. Total purchase amount of the stock purchased by the Company	:	JPY 8,414,752,000
4. Method of purchase	:	Purchased on the Tokyo Stock Exchange

Remarks:

1. Authorization at the 48th General Meeting of Shareholders (June 26, 2002):

(1) Type of stock to be purchased	:	Common stock of the Company
(2) Aggregate number of shares to be purchased	:	Up to 5,000,000 shares
(3) Aggregate purchase amount of the stock	:	Up to JPY50.0 billion

2. Aggregate number of shares of stock and purchase amount of the stock purchased by the Company (as of September 9, 2002)

(1) Aggregate number of shares purchased by the Company	:	5,000,000 shares
(2) Aggregate purchase amount of the stock purchased by the Company	:	JPY41,414,048,000